January 31, 2025

Yung-Hsi ("Edward") Chang
Chief Executive Officer
Origin Investment Corp I
CapitaGreen, Level 24, 138 Market St
Singapore 043946

       Re: Origin Investment Corp I
           Registration Statement on Form S-1
           Filed January 10, 2025
           File No. 333-284189
Dear Yung-Hsi ("Edward") Chang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2024 letter.

Registration Statement on Form S-1
Summary
Our Sponsor, page 8

1. We note your response to prior comment 7. Please revise the disclosure to clearly state that the anti-dilution adjustment of the founders' shares, the conversion of the working capital loans into warrants, and the exercise of these and the private warrants on a cashless basis, may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K. Please make similar revisions to your disclosure on page 82 in accordance with Item 1603(a)(6) of Regulation S-K.
Dilution, page 74

2. We note your narrative disclosure stating that the immediate increase in net tangible
 January 31, 2025
Page 2

       book value will be $0.82 per share if there is no exercise of the over-allotment or
       $0.66 per share if the underwriters' over-allotment option is exercised in full. These amounts appear to be in reverse and are inconsistent with the amounts presented in the subsequent tables. Please review all amounts presented and revise accordingly.
3. We note your response to prior comment 14 and reissue. Please expand your disclosure, outside the table, to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares' anti-
       dilution rights, shares that may be issued in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Clearly indicate that each is a potential source of future material dilution. Reference is made to Item 1602(c) of Regulation S-
       K.
Proposed Business
Our Sponsor, page 82

4. We note your disclosure that "Mr. Chang and a fund affiliated with Mr. Chang ...
       owns membership interests in [your] sponsor, which represent approximately 100% of the economic interest in [your] sponsor." Please identify the fund. Please refer to Item
       1603(a)(7) of Regulation S-K.
Part II - Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-4

5. Please refile Exhibit 3.1 in the proper text-searchable format. It was uploaded as an image. For guidance, refer to Item 301 of Regulation S-T.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Arif Soto, Esq.